SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In order to clarify the content of the Provisional Measure 677/15, published on June 23, 2015 ("MP"), which deals with the extension of electricity supply contracts concluded among the subsidiary Companhia Hidro Elétrica do São Francisco ("CHESF") and northeast industrial consumers, in effect at the date of publication of this Provisional Measure and that have met with the provisions of art. 3 of Law No. 10,604, of December 17, 2002, Eletrobras hereby informs its shareholders and the market in general that, despite the progress of negotiations among Chesf and industrial consumers from the northeast to signing the respective contractual amendments, the exiguous time between the publication of the MP and the expiration date of the current contract, scheduled to end as of yesterday, proved insufficient for the parties equalize the understanding of all the clauses of the new contractual amendments, which led companies to resort to the judiciary to ensure the supply provided for in the mentioned MP.

Eletrobras informs that the subsidiary Chesf was notified, yesterday, about injunction of approval, issued by the 7th Federal Court of the Judiciary, Section of the Federal District, in favor of the mentioned consumers, in order to assure the continuity of of electric energy supply by Chesf, according to the tariffs, the term and other conditions defined by the aforementioned MP.

Chesf is reviewing the entire contents of the injunction and is finalizing negotiations with the mentioned northeast industrial consumers to submit the final conditions to their deliberative organs.

The Company will keep the market informed of the negotiations mentioned this press release.

Rio de Janeiro, July 1, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.